April 23, 2008

Mr. Robert Babula, Staff Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

RE:	CH Energy Group, Inc. File No. 0-30512 Form 10-K for the year ended December 31, 2007 Filed on February 13, 2008

Central Hudson Gas & Electric Corporation File No. 1-3268 Form 10-K for the year ended December 31, 2007 Filed on February 13, 2008

Dear Mr. Babula:

Pursuant to our telephone discussions on April 17 and 18, we have the following comments on dividend restrictions under Rule 4-08(e) of Regulation S-X and Section 305(a) of the Federal Power Act.

Regarding Rule 4-08(e), for the purpose of paying dividends to the parent (CH Energy Group, Inc), our analysis determined that net assets of the consolidated and unconsolidated subsidiaries plus the undistributed earnings from equity investments did not exceed the disclosure threshold of 25% of consolidated net assets. We concluded that footnote disclosure of the dividend restrictions is not required, however we believe the information will be helpful to investors and we will include this in future filings.

Regarding Section 305(a) of the Federal Power Act and the prohibition on public utilities paying dividends from capital accounts, we believe that it is unlikely that this restriction would be breached given other restrictions which would occur first. Specifically, there are greater limitations on Central Hudson’s dividend payments to CH Energy Group imposed by the NYS Public Service Commission (PSC). However, we will reference the Federal Power Act restrictions in our future disclosures.

We will add the following discussion in Note 1 – Summary of Significant Accounting Policies and in Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, both under the caption “Common Stock Dividends,” in the combined Quarterly Report on Form 10-Q for March 31, 2008:

CH Energy Group’s ability to pay dividends may be affected by the ability of its subsidiaries to pay dividends. The Federal Power Act limits the payment of dividends by Central Hudson to its retained earnings. More restrictive is the PSC’s limit on the dividends Central Hudson may pay to CH Energy Group which is 100% of the average annual income available for common, calculated on a two-year rolling average basis. Central Hudson’s dividend would be reduced below 100% of its average annual income in the event of a downgrade of its senior debt rating below BBB+ by more than one rating agency. Central Hudson is currently rated “A” or the equivalent. As of March 31, 2008 the amount of Central Hudson’s retained earnings that were free of restrictions was $32.5 million. CH Energy Group’s other subsidiaries do not have restrictions on their ability to pay dividends.

If you have any further questions, please contact me at (845) 486-5566.

Sincerely,

/s/Donna S. Doyle

Donna S. Doyle, Vice President
Accounting and Controller

cc: Donna DiSilvio, Review Accountant